Mail Stop 3561

July 24, 2008

<u>Via Fax & U.S. Mail</u>

Mr. David Devine
Devine Entertainment Corporation
Suite 504, 2 Berkeley Street,
Toronto, Ontario, Canada, M5A 2W3

       Re: **Devine Entertainment Corporation**
               Form 10-KSB for the year ended December 31, 2007
               Filed April 18, 2008
               File No. 000-51168

Dear Mr. Devine:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-KSB for the year ended December 31, 2007
General

1. In all future filings and amendments, please include your file number on the first page of the filing in the appropriate area.

Form 10-KSB/A as filed on June 28, 2008

2. We note you filed restatement information in the Form 10-KSB filed on April 18, 2008 as well as information regarding non-reliance on previously issued financial statements in the10-KSB/A filed June 28, 2008, rather than in an Item 4.02 Form 8-K.   Item 4.02 of Form 8-K *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*, requires a registrant to file an Item 4.02 Form 8-K if and when its board of directors, a committee of the board of directors, or the officer or officers of the registrant authorized to take such action if board action is not required, concludes that any previously issued financial statements, covering one or more years or interim periods, should no longer should be relied upon because of an error in such financial statements. The Item 4.02 Form 8-K should provide all applicable disclosures as outlined in the requirements of the Form (as applicable under section (a) or (b) and (c), including, but not limited to, disclosing the date of the conclusion regarding non-reliance on the financial statements, identification of the financial statements and years or periods covered, description of the facts and circumstances that led to the conclusion, and stating whether the audit committee or board of directors or authorized officers discussed these matters with your registered independent accountants. Please file the required Item 4.02 Forms 8-K containing all required disclosures. Alternatively, if you believe you were not required to file an Item 4.02 8-K in either instance, provide support for your conclusions.   We may have further comments upon review of your response and of the filed documents.

3. Upon review of your amended Form 10-KSB/A as filed on June 28, 2008, we note your explanations in numbers 1 through 39, which outline the changes to the amended document. It is apparent from your descriptions that several items throughout the document are affected by the amendment. Pursuant to Rule 12b-15 of Regulation S-X, an amended document must contain the complete text of each item amended in its entirety. As it appears that only your amended financial statements have been included in your Form 10-KSB/A, please revise to include the complete text of each item changed by the amendment.

Item 1. Business, page 5

4. We assume that you qualify as a foreign private issuer because less than 50% of your voting securities are owned by US residents. If this is not the case, please advise as to whether and/or why you qualify as a foreign private issuer.

5. We also note that you have utilized Canadian GAAP and Canadian dollars in your Form 10-KSB. We assume that you are required by law to prepare financial statements in accordance with Canadian GAAP. Please confirm or explain your basis for doing so.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

6. Reference is made to your going concern disclosures in note 1 of the financial statements. Based upon your disclosures, it appears there are some significant factors, such as a large working capital deficit, loans payable which are currently in default, and the need for additional financing to maintain operating activities. We believe that any circumstances which bring into question the going concern status of the company should be given a more robust disclosure within the MD&A section. Although we note your discussion of the defaulted loans payable and mention of the working capital deficit on pages 40-41, it does not appear that you have discussed the consequences to the company should you continue to operate under these circumstances without successful remedy of these issues. Please revise your MD&A section to include a more prominent and thorough discussion of these circumstances and their possible effect on your future operations, including consequences to the company and its operations and any plans you have to mitigate the doubt regarding the company as a going concern. You may choose to include these discussions as a part of your results of operations and/or within the liquidity section as an enhancement to the information already provided.

7. As stated in the accountants' report on page 62, please disclose the fact that the standards of the PCAOB (US) require the addition of an explanatory paragraph in the auditors report when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described.

8. You correctly refer to EBITDA (or Adjusted EBITDA in this particular case) as a non-GAAP financial measure. As such, the use of this measure is subject to the requirements of Regulation G and Item 10 of Regulation S-B. We generally do not accept the use of EBITDA as a non-GAAP performance measure because it excludes recurring items. Further, we object to the use of Adjusted EBITDA from which write-downs have been eliminated because the use of this measure results in a smoothing of earnings. Since these write-downs have been recorded more than once within a three year period and because the charge is such that it is reasonably likely to recur within the next two years, the use of this non-GAAP performance measure is prohibited. Finally, given the nature of your business, we do not permit the "amortization" of film, television programs and recordings to be added back in the preparation of EBITDA. Unlike the amortization of goodwill or intangible assets, this is a direct cost of producing your revenues. For these

reasons, please eliminate all references to "EBITDA" or "Adjusted EBITDA" from your MD&A and any other sections of your filed documents. This comment applies to your quarterly financial reports as well.

Quarterly Results, page 30

9. With the exception of interest expense (a non-operating item), all of your current expenses constitute "operating expenses." Please revise your table accordingly. The current presentation is confusing. Our comment applies to the captions used in your narrative discussion and on the face of your income statement as well. The line item captioned "Operating and general" should be relabeled to something more suitable, such as "General and administrative expenses."

10. Please explain to us why you have incurred pretax losses of such relative significance in the fourth quarters of both fiscal 2006 and 2007. If these losses are the results of significant fourth quarter write-downs, please explain the events and circumstances that arose during each of these quarters that could not have been reasonably anticipated or predicted in prior quarters. Demonstrate that your interim reporting complies with US GAAP. Your attention is invited to paragraph 17 of APB 28 for guidance. We may have further comments upon review of your response.

11. As a related matter, please explain to us, given your history of write-downs related to film, television programs, and records, how your estimates of ultimate revenue used in the individual film forecast method under SOP 00-2 are reliable, and why you have apparently not treated changes in the estimate of ultimate revenue as a change in estimate under paragraph 36 of the standard.

Investment in Film and Television Programs and Recordings, page 30

12. Please enhance your discussion of amortization and write downs of your programs to discuss each separately. Explain the circumstances that make a write down necessary and discuss any management estimates involved.

13. .Further, it is difficult to determine how your discussion of program amortization and write downs relates to the amounts presented in the financial statements. Consideration should be given to a tabular presentation of this information, with a reconciliation to the financial statements.

Restatements
Summary of Restatement Adjustments, page 35

14. As the restatement contains several significant or material items, please move the discussion of its components to a more prominent location within the MD&A section. Alternatively, on the first page of your MD&A discussion, please disclose and briefly describe the restatement and include a cross-reference to your detailed discussion on page 35.

Loans Payable, page 40

15. We note your convertible debentures which have matured and have not been extended. We also note your expectation that no action will be taken by the debt holders. However, please tell us the potential consequences of this non-renewal, including any legal actions that could be taken by the loan holders under the terms of the contract. In addition, further descuss the details surrounding the amount you have deposited in trust, and your plan for settling this liability. You should also revise your disclosure to include this information.

Report of Independent Registered Public Accounting Firm, page 61

16. You do not appear to have filed an Item 4.01 Form 8-K upon the acquisition of the accounting practice of Mintz & Partners LLP by Deloitte & Touche LLP. Given this ownership change and the issuance of the two audit reports, please file the Form 8-K at the earliest practicable date or provide specific and detailed support for your apparent assumption that this filing is not required.

Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Revenue Recognition, page 74

17. Upon review of your disclosure, it appears that your revenue recognition policy is based on U.S. GAAP guidance (SOP 00-2). However, your references to U.S. GAAP guidance do not indicate whether the regulations under Canadian GAAP are substantially similar, thus making your accounting policy simply analogous to U.S. GAAP. Please revise to clarify. Alternatively, if your revenue recognition policy is based on SOP 00-2, please explain your reasons for using U.S. GAAP guidance for revenue recognition while reporting under Canadian GAAP. In this regard, we further note that you also reference SOP 00-2 in your description of your accounting policy for recording the investment in film, television programs and recordings. Please clarify this policy in a similar manner.

Investment in Film, Television Programs and Recordings, page 75

18. Refer to page 6, on which you state that you delivered six one-hour episodes of a new mystery series to CHUM Television in Canada in fiscal 2007. Please tell us, and disclose in your filings, whether and how your ultimate revenue computation complies with paragraph 39b of SOP 00-2. In addition, please explain in your response how your method of accounting for related costs complies with the guidance in paragraph 33 of that SOP. Your response should be detailed and specific and the basis for your conclusions should be clearly explained.

Impairment of Long-Lived Assets, page 78

19. For purposes of US GAAP, property and equipment are accounted for under SFAS 144. Impairment losses are recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows. However,

the fair value of film costs must be evaluated upon the occurrence of certain types of events or changes in circumstances of the specific type specified in paragraphs 43 and 44 of SOP 00-2. Please tell us whether your film cost accounting fully complies with the guidance set forth in paragraphs 43 through 47 of that SOP. In this regard, it appears that the impairment of assets within the scope of SOP 00-2 should be discussed separately from such long-lived assets such as property and equipment. The current footnote presentation is confusing.

Note 7 – Investment in Film, Television, and Recordings, page 84

20. Please tell us how you have complied with the stipulations of paragraph 54, 55, 56 and 57 of SOP 00-2, as applicable.   Your response should specifically address the disclosures stipulated in each paragraph, cite the footnote and page number where such requirement is satisfied in your filing, and provide draft disclosure should you find a requirement has been overlooked.

21. We note you have recorded write-downs of the carrying value of several projects consistently over the periods presented. It appears you have concluded that an impairment of the value of the project has occurred subsequent to your initial estimate of its value. However, please clarify why these project write downs are not due to a miscalculation in the estimate of the project value, and therefore represent either a change in estimate or the correction of an error.

Note 16. Capital Stock
(b) Issued – common shares, page 90

22. We assume that neither the preferred shares nor the common shares have a specified par or stated value. Please clarify in your response and in your footnotes.

23. It appears you have extended the exercise date for warrants previously issued, and recorded a fair value for this modification. Please explain why an extension of the exercise date resulted in the recording of an additional cost, and tell us how you calculated the fair value of this modification.

Note 23. Canadian GAAP and U.S. GAAP reconciliation, page 98

24. Reference is made to your revised treatment of subscriptions receivable, which were previously recorded on the balance sheet as assets, and reclassified to a reduction of equity as part of your restatement. To facilitate our understanding of your accounting, please describe for us, in greater detail, the nature of the tax preferred financings. Explain why the proceeds were received, from whom they were received and why your current classification (as contributed capital and subscriptions receivable) is appropriate under US GAAP. In this regard, we note that you appear to be attributing these proceeds to acquisition of a portion of your film library in your related narrative on page 34. If true, they do not appear to be appropriately classified as equity or contra equity components. Please explain

and support your current presentation. Finally, please clarify for us the various balances that appear in Note 20. Specifically, please show us a numerical schedule of proceed received, related costs incurred, the resulting net balances (on a gross basis) and the allocations of those net balance for fiscal 2006 and fiscal 2007. Explain why you may have to issue 408,000 shares, including how the number of shares was determined. We may have further comments upon review of your response.

25. Refer to the film tax credits discussed in Footnotes 3(h) and 4. We note the relative significance of the film tax credits receivable balance at each of the balance sheet dates. For such credits to be recognized in your financial statements, we would generally expect their receipt to be "probable." That is, we would generally expect there to be persuasive, although not necessarily conclusive, evidence that the conditions would be satisfied. Please tell us whether and/or why you believe this is the case and whether this is what you mean by the term "reasonable assurance." In addition, please quantify the balance of tax credits actually received during the last three fiscal years and the subsequent interim period ended March 31, 2008. If other significant reductions in the film tax credits receivable balance have been recorded during these periods, please quantify them and explain their nature as well. Finally, please explain the apparent inconsistency of your assumptions regarding the probable receipt of these tax credits with the assumptions used to assess the realizability of future tax assets in Footnote 13.

26. Under US GAAP, the preferred shares may not be presented as permanent equity and/or within the Shareholders' Equity section of the balance sheet. Please revise your balance sheet presentation on page 100 to present the preferred shares as a separate line item between "Liabilities in accordance with US GAAP" and "Shareholders' Equity" as required by EITF D-98. This balance should not be included in the balance labeled "Equity in accordance with US GAAP". Please revise accordingly.

27. In addition, preferred stock dividends declared and/or cumulative dividends which have not been declared should increase the "Loss in accordance with US GAAP" to arrive at a figure representing the loss per common share for purposes of US GAAP. Although it appears that the "Loss per share" figure would not change in this particular instance, your footnote should clearly indicate your compliance with the requirements of US GAAP.

28. The above comments apply to your "Canadian GAAP and US GAAP Reconciliation" disclosures on page 50 of your filing and to the disclosures in your quarterly financial statements as well.

29. SFAS 157 is effective for fiscal years beginning after November 15, 2007. In your subsequent Form 10-QSB, it is no longer appropriate to state that you are evaluating the potential impact of this statement. Instead, please revise your quarterly financial statements to provide the required disclosures.

Item 8A. Controls and Procedures, page 103
Internal Control Over Financial Reporting

30. It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports.

>For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Disclosure Controls and Procedures, page 104

31. Please expand your disclosures to also clearly state that your "disclosure controls and procedures" were not effective as of the most recent evaluation. Your current disclosures refer exclusively to your conclusions regarding internal control over financial reporting. Given the recent restatements, your disclosure controls and procedures do not appear to have been operating effectively either. Please revise, here and in your report for the quarter ended March 31, 2008.

32. In view of the material weaknesses in your disclosure controls and procedures, please explain how you and your accountants have determined that the interim financial statements for the quarter ended March 31, 2008 are not misstated and that they comply with GAAP.

Form Type

33. We note that your most recent quarterly report for the period ending March 31, 2008 was on Form 10-QSB and not Form 10-Q. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements for that form are now tailored for smaller companies.

    Although we are not asking you to correct your most recent filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your most recently filed quarterly report does not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

    Information about recent changes to rules affecting small business issuer form types and disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief